January 4, 2013

VIA E-MAIL

Robert F. Telewicz Jr.

Wilson K. Lee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc.

Form 10-K for the year ended December 31, 2011

Filed March 23, 2012

File No. 333-164313

Dear Messrs. Telewicz and Lee:

In connection with the letter of DLA Piper LLP (US) dated January 4, 2013 responding to your comments on the Form 10-K of Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) for the year ended December 31, 2011 (the “filing”), the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Phillips Edison – ARC Shopping Center REIT Inc.

/s/ Richard J. Smith

Richard J. Smith
Chief Financial Officer